Filed Pursuant To Rule 433

Registration No. 333-286293

September 19, 2025

Grayscale Capture the crypto opportunity GDLC Grayscale CoinDesk Crypto 5 ETF

Grayscale is excited to announce the launch of Grayscale CoinDesk Crypto 5 ETF (ticker: GDLC) — the first crypto exchange-traded product in the U.S. offering investors access to the market cap-weighted performance of the five largest and most liquid crypto assets1, covering 90% of the crypto market’s capitalization2.

Grayscale CoinDesk Crypto 5 ETF ("GDLC" or the "Fund"), an exchange traded product, is not registered under the Investment Company Act of 1940 (or the ’40 Act) and therefore is not subject to the same regulations and protections as 1940 Act registered ETFs and mutual funds. Investing involves risk, including possible loss of principal. An investment in GDLC is subject to a high degree of risk and volatility. GDLC is not suitable for an investor that cannot afford the loss of the entire investment. An investment in the Fund is not a direct investment in any cryptocurrency.

“The Crypto 5” is an efficient solution to crypto market exposure, a single fund that simultaneously answers investor demand for diversification into crypto while focusing on current crypto market leaders.

The Crypto 5

Name	Assets/Share	Weight
BTC Bitcoin	0.00036017	72.09%
ETH Ethereum	0.00218513	17.08%
XRP XRP	1.07031485	5.67%
SOL Solana	0.00974119	4.12%
ADA Cardano	0.65466049	1.04%

As of 09/18/2025. Holdings are subject to change.

Why GDLC?

• Multi-asset exposure: Through broad exposure to crypto “large caps,” we believe GDLC delivers a more wholistic exposure to the asset class and can help investors access the crypto market's potential beyond any individual cryptocurrency.

• Easy access: Exposure to the top cryptocurrencies using a single ticker: GDLC. Trading on NYSE in an exchange-traded vehicle, conveniently found in brokerage accounts.

• Automatic rebalancing: Automatically rebalances quarterly, ensuring the fund continuously and accurately reflects the evolving market leadership in crypto.

• Powered by CoinDesk Indices: Tracks the CoinDesk 5 Index, developed by CoinDesk Indices, a leading crypto index provider.

Learn More

As part of the launch, Grayscale will be hosting a product webinar on Tuesday, September 23, from 11am - 12pm ET. You'll hear from our product team and our indexer, and get a chance to ask questions. Register for the webinar here.

Prior to today's launch, Grayscale CoinDesk Crypto 5 ETF was known as Grayscale Digital Large Cap Fund. The ticker remains the same: GDLC.

For more information about GDLC, Grayscale, or any of our products, don’t hesitate to reach out to us at info@grayscale.com or call 866-775-0313 to speak with one of our portfolio consultants.

Grayscale

1Grayscale and CoinDesk, as of 8/31/2025. Largest and most liquid assets reflect eligibility for U.S. exchange and custody accessibility and U.S. dollar or U.S. dollar-related trading pairs. Exclusions include stablecoins, memecoins, gas tokens, privacy tokens, wrapped tokens, staked assets, or pegged assets. Largest is defined by circulating supply market capitalization, and most liquid is defined by 90-day median daily valued traded.

2CoinDesk as of 08/31/2025, based on the crypto market’s total investable universe.

Grayscale CoinDesk Crypto 5 ETF ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.

There is no guarantee that a market for the shares will be available which will adversely impact the liquidity of the Fund. The value of the Fund relates directly to the value of the underlying digital assets, the value of which may be highly volatile and subject to fluctuations due to a number of factors.

Cryptocurrency, as an asset class, is highly volatile, can become illiquid at any time, and is for investors with a high risk tolerance. Cryptocurrency may also be more susceptible to market manipulation than securities. It is not extensively regulated, but future regulation is possible.

The CoinDesk 5 Index measures the performance of the largest and most liquid five digital assets included in the CoinDesk 20 Index. Formerly called the CoinDesk Large Cap Select Index, CoinDesk 5 reflects Bitcoin dominance in the digital asset class, while also providing exposure to Ethereum and other leading cryptocurrencies. Constituents are weighted by market capitalization and rebalanced quarterly.

COINDESK® and the Fund's applicable reference rate (the "Index") are trade or service marks of CoinDesk Indices, Inc. (with its affiliates, including CC Data Limited, “CDI”), and/or its licensors. CDI or CDI's licensors own all proprietary rights in the Index. CDI is not affiliated with Grayscale and does not approve, endorse, review, or recommend the Fund. CDI does not guarantee the timeliness, accurateness, or completeness of any data or information relating to any Index and shall not be liable in any way to Grayscale, investors in or holders of any of the Fund or other third parties in respect of the use or accuracy of any Index or any data included therein.

Foreside Fund Services, LLC is the Marketing Agent and Grayscale Investments Sponsors, LLC is the Sponsor of GDLC.

Grayscale CoinDesk Crypto 5 ETF ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.